Exhibit 77H

        Changes in Control of Registrant

During the period ended September 30, 2005, there were changes in control of the Registrant from increases and decreases in Pacific
Life Insurance Companys percentage ownership. Control is determined by 25% ownership in any fund.

Fund	                	        Date	   Percentage Ownership
PF Janus Growth LT Fund		  April 27, 2005		24.91%
PF Van Kampen Comstock Fund	  April 29, 2005		24.95%
PF Van Kampen Real Estate Fund  June 29, 2005		24.99%
PF Van Kampen Real Estate Fund  June 30, 2005		25.08%
PF Van Kampen Real Estate Fund  July 1, 2005		24.95%

Changes in percentage ownership were a result of net asset fluctuations due to subscriptions and redemptions by other shareholders.